Treasury - Investor Relati[redacted]

04024460

VENDEXKBB

SECURITIES AND EXCHANGE COMMISSION - **REGISTERED MAIL**
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

RECEIVED APR 05 2004 187

File no. 82-4120

Date	Telephone number	Fax number	Reference
31 March 2004	+31-20 - 5490 509	+31 20 6461 099	T04-038/gl

Subject: Rule 12g3-2 (b); File no. 82-4120.

SUPPL

Dear Madam/Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) therunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and document shall constitute an admission for any purpose that Royal Vendex KBB N.V. is subject to the Exchange Act.

Yours sincerely,
For and on behalf of J.N.M. Zomer,
Corporate Treasurer – Investor Relations Officer,

Grace E. Lapré, secretary

PROCESSED
APR 22 2004
THOMSON FINANCIAL

dw 4/20

Enclosure.

File No: 82-4120

VENDEXKBB

PRESS RELEASE

Amsterdam, March 31, 2004

Vendex KBB: exclusivity granted on a € 16 per share offer

Following the February 5, 2004 press release, Royal Vendex KBB announces that it has completed the exploratory discussions on a possible bid for all outstanding shares with leading international private equity houses. These discussions have led to a bid from a consortium comprising Kohlberg Kravis Roberts & Co. L.P., Change Capital Partners L.L.P. and AlpInvest Partners N.V. of € 16 per (certificate of) ordinary share, subject to completion of negotiations on a merger protocol and subject to limited confirmatory due diligence. The supervisory board and the board of management of Vendex KBB are positively disposed towards this offer and have entered into exclusive negotiations. The parties expect to be able to provide further information within two to three weeks. As is customary, the central works council of Vendex KBB will be consulted.

Public relations
For Vendex KBB:
Peter van Bakkum, Tel. +31-20-5490 432
+31-6-53589 041

Investor relations
Marius Zomer, Tel. +31-20-5490 509
+31-6-10932 179

For KKR / CCP / Alpinvest consortium:
Martha van Dijk, Citigate, Tel. + 31-20-575 4010
+ 31-6-2959 7743
Gay Collins, Penrose, Tel. +44-20-7786 4882